UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):  ☐ Form 10-K  ☒ Form 20-F  ☐ Form 11-K  ☐ Form 10-Q  ☐ Form 10-D  ☐ Form N-CEN  ☐  Form N-CSR

For Period Ended: December 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-K

For the Transition Period Ended: _____________________________________

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Full Name of Registrant:	NWTN Inc.
Former Name if Applicable:	N/A
Address of Principal Executive Office (Street and Number):	c/o Alan Nan WU, Office 114-117, Floor 1, Building A1, Dubai Digital Park, Dubai Silicon Oasis
City, State and Zip Code:	Dubai, UAE

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Form 20-F for the year ended December 31, 2023 within the prescribed time period without unreasonable effort or expense because the Registrant needs additional time to prepare the financial statements for the year ended December 31, 2023.

The Registrant anticipates that it will file its Form 20-F within the fifteen-day grace period provided by Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV --OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Alan Nan WU	(971)	5-0656-3888
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes  ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes  ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the year ended December 31, 2023, we had a net loss of approximately $115 million, which consisted of revenue of approximately $37 million, cost of revenues of approximately $32 million, operating expenses of approximately $98 million and other expenses of approximately $22 million.

For the year ended December 31, 2022, we had a net loss of approximately $41 million, which consisted of general and administrative expenses of approximately $23 million, selling expenses of approximately $2 million, research and development expenses of approximately $16 million and the other expenses approximated $1 million.

The amounts reported above are still under review by our independent registered public accounting firm and accounting consultants and may differ once reported in the Form 20-F to be filed.

We are evaluating the accounting treatment of an agreement entered with an investor in September 2022, and the conclusion of the accounting treatment may impact the amount of other expenses due to changes in fair value of a financial/derivative instrument arising from the agreement for the years ended December 31, 2023 and 2022.

NWTN Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 1, 2024	By:	/s/ Alan Nan WU
Alan Nan WU
Chief Executive Officer

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